Exhibit 99.1

Sky Solar Holdings, Ltd. Reports Unaudited Financial Results

for First Half of Fiscal Year 2019

HONG KONG, December 11, 2019 (GLOBE NEWSWIRE) -- Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or “the Company”), a global developer, owner and operator of solar parks, today announced its financial results for and as of the first six months ended June 30, 2019.

First Half 2019 Highlights

•	Revenue of $25.9 million, compared to $33.2 million in the first half of 2018
•	Electricity revenue of $24.3 million, compared to $31.9 million in the first half of 2018
•	Adjusted EBITDA of $18.6 million, compared to $34.2 million in the first half of 2018
•	117.1 MW of IPP assets in operation as of June 30, 2019, compared to 211.0 MW as of December 31, 2018
•	16.9MW of projects under construction as of June 30, 2019.

Business Updates

During the first half of 2019, the Company completed multiple strategic developments, including:

•	Sold rights of a 24.5 MW project in Japan for $91.0 million, and
•	2.2 MW of projects connected in Japan.

On January 24, 2019, one of Sky Solar’s lenders, Hudson Solar Cayman, LP (“Hudson”), appropriated the shares of Energy Capital Investment S.à.r.l. (“ECI”)1 and, as a result, took control of ECI, Renewable Capital Investment 2 S.L.(“RCI 2”) and Sky Solar’s five consolidated Uruguayan special purpose vehicle entities (the “Former Uruguay Subsidiaries2”), despite the Company’s strong objection.

In February 2019, Hudson filed an action against the Company in the Supreme Court of the State of New York (the “Court”), seeking summary judgment in lieu of a complaint to, among other things, accelerate amounts allegedly due by ECI under Hudson’s note purchase agreement and enforce certain guaranties related to the note purchase agreement against the Company. Sky Solar opposed Hudson’s lawsuit, strongly denied all relevant claims alleged by Hudson and defended itself vigorously.

Major events occurred subsequent to the first half of 2019:

In October 2019, Sky Solar arranged to change its American Depositary Share (“ADS”) to its ordinary share (“Ordinary Share”) ratio from one (1) ADS representing eight (8) Ordinary Shares (the “ADS Ratio Change”) to one (1) ADS representing twenty (20) Ordinary Shares. The ADS Ratio Change became effective on November 8, 2019 (the “Effective Date”).

In November 2019, Sky Solar and its affiliates entered into a settlement agreement with Hudson and its affiliates in connection with the lawsuit filed by Hudson against the Company earlier this

[1]	Specifically, Hudson designated one of its separate entities, Hudson Global Finance DE, LLC, to appropriate ECI’s shares.
[2]	These subsidiaries held six operating IPP solar parks with 71.7 MW of production capacity.

year in the Court. The settlement agreement resolved the disputes in connection with Hudson’s lawsuit and both parties also agreed to release each other from liabilities in connection with Hudson’s lawsuit.

As a result of the settlement agreement, on November 22, 2019, the Court ordered that Hudson’s motion for summary judgment is denied as moot in light of the stipulation of discontinuance without prejudice filed jointly by Hudson and Sky Solar on November 14, 2019.

As a part of the settlement agreement, the Company anticipates that it will be compensated by Hudson for, among other assets, the Former Uruguay Subsidiaries based on the mutually agreed valuation.

The settlement agreement remains subject to Hudson’s and the Company’s entering into further definitive documentation to close the transactions agreed to in the settlement agreement.

First Half 2019 Financial Results

Revenue was $25.9 million in the first half of 2019, compared to $33.2 million in the same period of 2018.

Electricity sales were $24.3 million in the first half of 2019, compared to $31.5 million in the same period of 2018. The period-over-period decrease in electricity sales was primarily due to the removal of solar parks with 71.7 MW of production capacity in Uruguay because the Former Uruguay Subsidiaries which held these solar parks are no longer consolidated into the Company’s financial statement.

Systems and other sales were $1.6 million in the first half of 2019, compared to $1.7 million in the same period of 2018.  The systems and other sales maintained almost at the same level by the O&M service in Europe and North America both in the first half of 2018 and 2019.

The following table shows the Company’s sequential and period-over-period change in revenue for each category, geographic region and period indicated.

	First half 2019	Period-To-Period	First half 2018	Sequential	Second half 2018
	Amount	Change	Amount	Change	Amount
	(US$ in thousands, except percentages)

Asia	19,866	(7.5)%	21,472	0.9%	19,697
IPP	19,468	(8.9)%	21,364	(0.6)%	19,590
System sales	398	268.5%	108	272.0%	107
Europe	3,245	(13.0)%	3,729	0.5%	3,228
IPP	2,139	(10.0)%	2,376	4.0%	2,056
System sales	1,106	(18.3)%	1,353	(5.6)%	1,172
South	-	(100.0)%	5,429	(100.0)%	5,839
IPP	-	(100.0)%	5,429	(100.0)%	5,658
System sales	-	(100.0)%	-	(100.0)%	181
North America	2,778	8.1%	2,570	2.7%	2,705
IPP	2,714	17.3%	2,313	2.3%	2,652
System sales	64	(75.1)%	257	20.8%	53

IPP	24,321	(22.7)%	31,482	(18.8)%	29,956
System sales	1,568	(8.7)%	1,718	3.6%	1,513
Total	25,889	(22.0)%	33,200	(17.7)%	31,469

Cost of sales and services was $12.9 million in the first half of 2019, compared to $15.0 million in the same period in 2018.  The decrease was mainly a result of the decrease in operating assets capacity in the first half of 2019.

Gross profit was $13.0 million in the first half of 2019, compared to $18.2 million in the same period in 2018.  Gross margin of 50.1% in the first half of 2019 was down from 54.9% in the same period in 2018.

Selling, general and administrative expenses were $12.2 million in the first half of 2019, largely flat compared to the same period in 2018.

Other operating income was $45.3 million in the first half of 2019, up from $18.4 million in the same period in 2018 due to the disposal of 13 IPP solar parks in Japan.

Loss on disposal of interest in subsidiaries was $36.0 million in the first half of 2019, compared to nil in the same period in 2018. The loss was mainly attributed to the removal of ECI and RCI 2 and the Former Uruguay Subsidiaries during the first half of 2019, which, as discussed above, Hudson appropriated by unilaterally enforcing its share pledge agreement under the note purchase agreement despite the Company’s objection. Therefore, no consideration was recognized for the first half of 2019 according to the principle of prudence in accounting. As a part of the settlement agreement, as discussed above, the Company will be compensated by Hudson for the Former Uruguay Subsidiaries based on the mutually agreed valuation.

Impairment loss on IPP was $0.04 million in the first half of 2019, compared to nil in the same period in 2018. The loss was due to cancellation of projects in Japan.

Operating profit was $10.3 million in the first half of 2019, compared to $24.4 million in the same period in 2018.

Investment gain was $0.6 million in the first half of 2019, compared to $0.1 million in the same period in 2018. The increase was mainly due to the change of the investment gain from associates.

Financing costs were $7.3 million in the first half of 2019, compared to $8.5 million in the same period in 2018.  The decrease in financing costs was mainly due to the removal of solar parks of the Former Uruguay Subsidiaries.

Other non-operating income was $0.2 million in the first half of 2019, compared to $1.9 million in the same period in 2018, primarily due to a government grant in Canada in the same period in 2018.

Income tax expense was $17.5 million in the first half of 2019, compared to $9.7 million in the same period of 2018.  The increase in tax expense was attributable to the disposal of IPP solar parks in Japan in the first half of 2019.

Net loss was $13.9 million in the first half of 2019, compared to net income of $8.2 million in the same period in 2018.

Basic and diluted loss per share was $0.033 in the first half of 2019, compared to basic and diluted income per share of $0.019 in the same period in 2018.

Basic and diluted loss per ADS was $0.26 in the first half of 2019, compared to basic and diluted income per ADS of $0.16 in the same period in 2018.

Adjusted EBITDA was $18.6 million in the first half of 2019, compared to $34.2 million in the same period in 2018, mostly due to the increasing net loss.

Pipeline

As of June 30, 2019, the Company owned and operated 117.1 MW of IPP assets, compared to 211.0 MW as of December 31, 2018.  This decrease reflects the removal of solar parks of the Former Uruguay Subsidiaries and the disposal of 13 IPP solar parks in Japan.

The Company had 16.9 MW of projects under construction as of June 30, 2019, comprised of 10.9 MW of projects in Japan and a 6.0 MW project in Chile. This compares to 5.4 MW under construction as of December 31, 2018.  Our total pipeline stands at 374.4 MW as of June 30, 2019, which includes shovel ready, development, advanced and qualified projects in Canada, U.S., Chile and Japan.

Balance Sheet and Liquidity

As of June 30, 2019, the Company had bank balances and cash of $16.3 million, restricted cash of $26.3 million, trade and other receivables of $54.0 million and IPP solar park assets of $245.0 million. Total borrowing was $181.1 million, including $39.5 million of borrowing due within one year.

Use of Non-IFRS Measure

To provide investors with additional information regarding the Company’s financial results, the Company has disclosed Adjusted EBITDA, a non-IFRS financial measure, below. The Company presents this non-IFRS financial measure because it is used by the Company’s management to evaluate its operating performance. The Company also believes that this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as the Company’s management does and in comparing financial results across accounting periods and to those of its peers.

Adjusted EBITDA, as the Company presents it, represents profit or loss for the period before taxes, depreciation and amortization, adjusted to eliminate the impacts of share-based compensation expenses, impairment charges, interest expenses, fair value changes of financial liabilities, fair value changes of financial assets, (gain) loss from hedge ineffectiveness on cash flow hedges and reversal of tax provision.

The use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider them in isolation or as substitutes for analysis of the Company’s financial results as reported under IFRS. Some of these limitations are: (a) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; (b) Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company’s working capital needs; (c) Adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; (d) Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company; and (e) other companies, including companies in the Company’s industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as a comparative measure.  Because of these and other limitations, you should consider Adjusted EBITDA alongside the Company’s IFRS-based financial performance measures, such as profit (loss) for the period and the Company’s other IFRS financial results.

The following table presents a reconciliation of Adjusted EBITDA to profit (loss) for the period, the most directly comparable IFRS measure, for each of the periods indicated:

	Six Months
	Ended in June 30,
	2019	2018
	US$ in Thousand

Profit (loss) for the period	(13,858)	8,155
Adjustments:
Income tax expense	17,509	9,738
Depreciation of property, plant and equipment	7,369	9,391
Share-based payment charged into profit or loss	-	-
Interest expenses	7,348	8,527
Impairment loss	(79)	-
Fair value changes of financial liabilities-FVTPL	13	(1,372)
Fair value changes of financial assets-FVTPL	(442)	-
(Gain)Loss from hedge ineffectiveness on cash flow hedges	726	(273)

[3]Adjusted EBITDA	18,586	34,166

These measures are not intended to represent or substitute numbers as measured under IFRS.  The submission of non-IFRS numbers is voluntary and should be reviewed together with IFRS results.

Project Capacities

Unless specifically indicated or the context otherwise requires, megawatt capacity values in this earnings release refer to the attributable capacity of a solar park. We calculate the attributable capacity of a solar park by multiplying the percentage of our equity ownership in the solar park by the total capacity of the solar park.

[3]

Adjusted EBITDA on equity are non-IFRS measures used by the Company to better understand its results.  Adjusted EBITDA represents profit or loss for the period before taxes, depreciation and amortization, adjusted to eliminate the impacts of share-based compensation expenses, interest expenses, fair value changes of financial liabilities, loss from hedge ineffectiveness on cash flow hedges.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity.  Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, Europe, South America and North America.  The Company's broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks.  Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends.  As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements.  As of June 30, 2019, the Company owned and operated 117.1 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; resources we may need to familiarize ourselves with the regulatory regimes, business practices, governmental requirements and industry conditions as we enter into new markets; our ability to successfully implement our on-going strategic review to unlock shareholder value; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company's solar parks and receiving revenue; expansion of the Company's business in the U.S. and into China; risk associated with the Company's limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company's project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholdings.com

SKYS Investor Relations:

The Blueshirt Group

US or Mandarin

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

Sky Solar Holdings Ltd.

Condensed Consolidated Statements of Operations

USD In Thousands, Except Per Share and ADS Amounts

	Six Months
	Ended June 30
	2019	2018
Revenue:
Electricity generation income	24,321	31,482
Solar energy system and other sales	1,568	1,718
Total revenue	25,889	33,200
Cost of sales and services	(12,913)	(14,969)
Gross profit	12,976	18,231
Selling expenses	(822)	(1,464)
Administrative expenses	(11,346)	(10,787)
Other operating income	45,333	18,380
Loss on disposal of interest in subsidiaries	(35,970)	—
Provision on receivables and non-current assets	115	—
Impairment Loss on IPP	(36)	—
(Loss) profit from operations	10,250	24,360
Investment (losses) gains	599	147
Finance costs	(7,348)	(8,527)
Other non-operating income (expenses)	150	1,913
(Loss) profit before taxation	3,651	17,893
Income tax expense	(17,509)	(9,738)
Profit (loss) for the period	(13,858)	8,155
Other comprehensive income (loss) that may be subsequently reclassified to profit or loss:
Exchange differences on translation of financial statements of foreign operations	7,386	(2,167)
Total comprehensive (loss) income for the period	(6,472)	5,988
Profit (loss) for the period attributable to owners of the Company	(13,858)	8,168
Gains (losses) for the period attributable to non-controlling interests	—	(13)
	(13,858)	8,155
Total comprehensive (loss) income attributable to:
Owners of the Company	(6,460)	5,964
Non-controlling interests	(12)	24
	(6,472)	5,988
(Loss) earning per share — Basic	(0.033)	0.019
(Loss) earning per share — Diluted	(0.033)	0.019
(Loss) earning per ADS — Basic	(0.26)	0.16
(Loss) earning per ADS — Diluted	(0.26)	0.16

Sky Solar Holdings Ltd.

Condensed Consolidated Balance Sheets

USD In Thousands

	June 30, 2019	December 31, 2018
Current assets:
Bank balances and cash	16,262	43,831
Restricted cash	26,312	44,182
Amounts due from related parties	6	16,428
Trade and other receivables	54,010	20,535
Contract Assets	1,746	731
Inventories	650	626
Held-for-sale assets	—	48,387
	98,986	174,720
Non-current assets:
IPP solar parks	244,951	353,050
Amounts due from related parties	4,690	5,050
Other non-current assets	78,462	52,397
	328,103	410,497
Total assets	427,089	585,217
	June 30, 2019	December 31, 2018
Current liabilities:
Trade and other payables	53,333	31,972
Amount due to related parties	184	211
Tax payable	15,015	11,806
Borrowings	39,493	49,700
Held-for-sale liabilities	—	336
Other current liabilities	8,390	130,323
	116,415	224,348
Non-current liabilities:
Borrowings	141,635	207,057
Other non-current liabilities	102,301	75,605
	243,936	282,662
Total liabilities	360,351	507,010
Total assets less total liabilities	66,738	78,207
Equity:
Share capital	8	8
Reserves	66,717	73,178
Equity attributable to owners of the Company	66,725	73,186
Non-controlling interests	13	5,021
Total equity	66,738	78,207
Total liabilities and equity	427,089	585,217